Exhibit 4.90

Execution Copy

ELAN PHARMA INTERNATIONAL LIMITED AND AMARIN PHARMACEUTICALS IRELAND LIMITED

TERMINATION AND ASSIGNMENT AGREEMENT

Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

INDEX

1.	Definitions and Interpretation	1
2.	Termination of Agreement	3
3.	Assignment and Transfer	3
4.	Consideration	4
5.	Effecting Transfer	4
6.	Material Agreements	5
7.	No Assumption of Obligations	5
8.	Representations, Warranties and Indemnification	6
9.	Miscellaneous Provisions	8
Schedule 1	Material Agreements	12
Schedule 2	Project Materials	13

i

THIS TERMINATION AND ASSIGNMENT AGREEMENT is dated 21 July 2009

PARTIES:

(1)	ELAN PHARMA INTERNATIONAL LIMITED, a limited liability company incorporated under the laws of Ireland, whose registered office is at Monksland, Athlone, Co. Westmeath, Ireland (“Elan”); and

(2)
AMARIN PHARMACEUTICALS IRELAND LIMITED , a limited liability company incorporated under the laws of Ireland, whose registered office is at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (“Amarin”)

BACKGROUND:

(A)
Elan and Amarin entered into a Development and License Agreement (dated 6 March 2007) relating to the joint development and commercialization of a pharmaceutical product containing the active drug substance known as lorazepam which incorporates Elan Intellectual Property, as defined therein (the “Development and License Agreement”).

(B)
Elan and Amarin now wish to terminate the Development and License Agreement and to transfer any other assets and/or rights which Amarin currently maintains and Elan wishes to acquire in reference to the development and commercialization of Product, Product Intermediate or Device (as said terms are defined in the Development and License Agreement) with effect from the Termination Date in accordance with the terms and conditions set out below.

TERMS:

The parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

1.1.1
Except where expressly provided to the contrary in this Termination and Assignment Agreement, all capitalised terms used in this Termination and Assignment Agreement shall have the same meanings as are assigned thereto in the Development and License Agreement.

1.1.2
“Amarin Intellectual Property Rights” means (a) Amarin Intellectual Property, comprising for the avoidance of doubt Amarin Improvements (which in turn includes Amarin’s interest in the Joint Compound Improvements), Amarin Know-How and Amarin Patents; and (b) all of Amarin’s rights (if any) in and to the Project Materials.

1.1.3
“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, any other encumbrance or security interest of any kind and any other type of preferential arrangement (including title, transfer and retention arrangements) having similar effect.

1.1.4
“Material Agreements” shall mean any agreements which currently exist between Amarin and a third party relating to the development or commercialization of Product Intermediate, Product or Device, including those set forth in Schedule 1.

1.1.5
“Neurostat Agreement” means the Agreement dated January 18, 2007 for the termination and release of certain confidentiality obligations between Neurostat Pharmaceuticals Inc., Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Tim Lynch

1.1.6	“Neurostat Know How” means the Licensed Know How (if any), as such term is defined in the Neurostat Agreement

1.1.7	“Project Materials” shall mean all materials owned, held and/or controlled by Amarin, whether in electronic or hard copy form, in reference to Product Intermediate, Product or Device, including:

•	Amarin Compound Data (as such term is defined in the Development and License Agreement)

•	pharmacology, pharmacokinetics and toxicology information relating to the Compound, Product Intermediate, Product or Device not already covered by Amarin Compound Data;

•	draft or final study protocols which describe the details of approach and experimental design of Product Intermediate, Product or Device not already included in Amarin Compound Data;

•
draft or final study reports which present data, charts and figures generated from any preclinical studies relating to Product Intermediate, Product or Device not already included in Amarin Compound Data;

•
any correspondence or notes relating to any communication with any patent offices, Regulatory Authorities, consultants or other third parties with respect to any filings, development, commercialization or other plans associated with the development and/or commercialization of Product Intermediate, Product or Device.

  This term shall include materials are set out in Schedule 2.

1.1.8	“Termination and Assignment Agreement” means this termination and assignment agreement, including its recitals.

1.1.9	“Termination Date” shall mean the date of the last party to sign this Termination Agreement.

1.1.10
“Workplans” shall mean all work plans agreed and executed by the parties pursuant to the Development and License Agreement, including but not limited to those workplans executed in November 2007, January 2008 and August 2008.

1.2.	Interpretation. In this Termination and Assignment Agreement:

1.2.1
Unless the context otherwise requires, reference to a recital, article, paragraph, provision, clause or schedule is to a recital, article, paragraph, provision, clause or schedule of or to this Termination and Assignment Agreement.

1.2.2	The headings in this Termination and Assignment Agreement are inserted for convenience only and do not affect its construction.

1.2.3	The expressions “include”, “includes”, “including”, “in particular” and similar expressions shall be construed without limitation.

2.	TERMINATION OF AGREEMENT

2.1.	The Development and License Agreement and all Workplans are hereby terminated with effect from the Termination Date.

2.2.
Subject to Clause 2.3 below, as of the Termination Date the Development and License Agreement shall terminate and be of no further legal force and effect and all rights granted to Amarin by Elan under that agreement shall cease and revert to Elan.  In particular, but without prejudice to the generality of the foregoing, with effect from the Termination Date, the Elan License granted in Clause 2.1 of the Development and License Agreement and the options granted to develop and obtain additional license rights to Expanded Formulations set out in Clause 2.4 of the Development and License Agreement shall terminate and be of no further effect, and any purported exercise of such an option prior to the Termination Date shall be void and of no effect.

2.3.	Notwithstanding, and in substitution for, the provisions of Clause 13 (Consequences of Termination) of the Development and License Agreement:

2.3.1	All representations and warranties contained in the Development and License Agreement insofar as appropriate remain in full force and effect;

2.3.2
The provisions of the Development and License Agreement regarding confidentiality and non-use of materials or confidential information in so far as these provisions apply to Amarin shall remain in effect for a further period of [*******]1 from the Termination Date; and for the avoidance of doubt in applying the foregoing, all confidential information transferred to Elan under this Termination and Assignment Agreement shall be considered Confidential Information of Elan and not Confidential Information of Amarin;

2.3.3
The provisions of the Development and License Agreement regarding non-competition set out in Clause 4.1 and 4.2 and 4.4 thereof with respect to Amarin alone shall remain in effect for a further period of one (1) year from the Termination Date;

2.3.4
To the extent that any Claim is made in respect of any Product Intermediate, Product or Device used, distributed or administered prior to the Termination Date, the indemnification provisions set forth in Clause 14.5 of the Development and License Agreement shall remain in full force and effect; and

2.3.5	Any other provision of the Development and License Agreement, which is necessary to survive to effectuate Clauses 2.3.1 through 2.3.4 of this Termination Agreement, shall survive termination.

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

3.	ASSIGNMENT AND TRANSFER

3.1.	On the Termination Date, Amarin shall transfer and supply to Elan and Elan shall acquire all right, title and interest in the Project Materials, free from Encumbrances.

3.2.	On the Termination Date, Amarin shall transfer and assign all rights, title and interest in Amarin Intellectual Property Rights to Elan free from Encumbrances.

4.	CONSIDERATION

4.1.
Payment.  In consideration of Amarin’s entry into and performance of this Termination and Assignment Agreement, Elan shall pay to Amarin the sum of US$700,000 (seven hundred thousand United States dollars). All payments due hereunder shall be made in US dollars to the designated bank account of Amarin in accordance with such reasonable written instructions as Amarin shall provide.

4.2.
VAT.  Payments made by Elan pursuant to Clause 4.1 of this Termination and Assignment Agreement are exclusive of VAT which will be additionally payable by Elan in the event that VAT applies to this payment, provided that Amarin will issue an appropriate VAT invoice to support any such VAT charge.  As Elan holds a valid VAT 13B authorization (authorization number: 90/11298/102009) the parties acknowledge that VAT will not be charged on this transaction.

4.3.
Withholding.  Any income or other taxes which Elan is required by law to withhold from amounts payable to Amarin under this Termination and Assignment Agreement shall be deducted from the amount of such payments due to Amarin.  Any such tax required to be withheld shall be an expense of and borne solely by Amarin.  Elan shall promptly provide Amarin with a certificate or other documentary evidence of such withholding.

5.	EFFECTING TRANSFER

5.1.
To the extent that it has not already done so prior to the Termination Date, Amarin shall as soon as reasonably practicable and in any event within fifteen (15) days after the Termination Date provide to Elan:

5.1.1	originals and copies of all Project Materials, except that Amarin may retain one (1) copy solely for the purposes of ensuring compliance with this Termination and Assignment Agreement;

5.1.2	copies of all Material Agreements;

5.1.3	an itemised list of all Project Materials together with confirmation that such list is complete and accurate.

5.2.	All items referred to in Clause 5.1 shall be delivered to:

[***********]2
Project Manager
Elan Pharma International Ltd.
Monksland
Athlone
Co. Westmeath

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

5.3.	Within fifteen (15) days after the Termination Date Amarin shall provide to Elan an officer’s certificate confirming that the provisions of Clauses 5.1 have been duly complied with.

6.	MATERIAL AGREEMENTS

6.1.
The parties hereby acknowledge that Elan does not assume any liability or obligation under the Material Agreements or any other agreement between Amarin and a Third Party except as expressly set forth in this Clause 6.  Amarin further agrees to indemnity and hold harmless Elan for any obligations or liabilities arising from any circumstance or breach by Amarin of the Material Agreements.

6.2.	As and when requested by Elan in respect of any Material Agreement, Amarin shall either:

6.2.1	assign such Material Agreement to Elan for no further consideration, except that Elan shall be responsible for the performance of Amarin’s obligations thereunder as from the time of assignment; or

6.2.2	use commercially reasonable efforts to terminate such Material Agreement.

6.3.	In the event that Elan wishes to assume a Material Agreement but Amarin is not entitled to assign it without the consent of the counter-party:

6.3.1	Elan and Amarin shall use commercially reasonable efforts to procure the expeditious assignment or novation of such Material Agreement;

6.3.2	unless and until such Material Agreement is assigned or novated:

6.3.2.1	Elan shall perform Amarin’s obligations under the Material Agreement in question as Amarin’s sub-contractor, if such sub-contracting is permissible under the Material Agreement in question;

6.3.2.2	if such sub-contracting is not permissible, Amarin shall duly perform all of its obligations under the Material Agreement at Elan’s expense; and

6.3.2.3
Amarin shall hold the benefit of the Material Agreement on trust for Elan absolutely, account to Elan for it promptly on demand and otherwise operate the Material Agreement in such manner as Elan may lawfully specify.

6.4
Amarin hereby grants to Elan an exclusive, worldwide royalty-free sub-license to use the Neurostat Know How to research, develop, use, make, have made, import, offer for sale, sell and otherwise dispose of Products (as defined in the Neurostat Agreement) with respect to which Amarin obtained rights pursuant to the Development and License Agreement.  Except to the extent that Amarin’s license to the Neurostat Know How may be revocable by the counter-parties thereto, such sub-license shall be irrevocable.

7.	NO ASSUMPTION OF OBLIGATIONS

7.1.	Generally. Elan does not assume any liabilities of Amarin outstanding as of the Termination Date, whether actual or contingent.

7.2.
Employees.  Elan and Amarin acknowledge and agree that this Termination and Assignment Agreement and the transactions contemplated by it are not intended to constitute the transfer of an undertaking or any part thereof for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/246) (“TUPE”).  As between Elan and Amarin, Amarin shall remain solely responsible for its employees, including all those employees whose duties include or have ever included activities contemplated by the Development and License Agreement.

7.3.
Indemnity.  Amarin shall indemnify and keep indemnified Elan against all moneys, actions, proceedings, costs, claims, demands, damages and expenses made by or due to any employee or former employee of Amarin in respect of or arising out of the transactions contemplated by this Termination and Assignment Agreement.

8.	REPRESENTATIONS, WARRANTIES AND INDEMNIFICATION

8.1.	Amarin. Amarin represents and warrants to Elan as of the Termination Date as follows:

8.1.1
Organisation and Authority.  Amarin is a limited liability company duly incorporated and validly existing in Ireland.  Amarin has all the requisite legal and corporate power and authority to enter into this Termination and Assignment Agreement and perform its obligations under this Termination and Assignment Agreement.  This Termination and Assignment Agreement is the valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms except as limited by applicable insolvency and other laws of general application affecting the enforcement of creditors’ rights generally.

8.1.2	No Conflicts. There are no agreements between Amarin and any third party that conflict with this Termination and Assignment Agreement.

8.1.3
Approvals.  No permit, authorisation, consent or approval of or by, or any notification of or filing with, any person is required in connection with the execution, delivery or performance of this Termination and Assignment Agreement by Amarin.

8.1.4
Standing.  To the best knowledge of Amarin, no order has been made or petition presented or resolution passed for the winding up of Amarin.  To the best knowledge of Amarin, no distress, execution or other process has been levied on any of the assets of Amarin.  No power to appoint a receiver has been exercised or has arisen in respect of the business or any of the assets of Amarin and there is no unfulfilled or unsatisfied judgment or Court order outstanding against any of them.  None of the foregoing statements in this Clause 8.1.4 will be rendered false by the execution, delivery or performance of this Termination and Assignment Agreement by Amarin.

8.1.5
Third Party Rights.  To the best knowledge of Amarin, without having conducted any special search, no third party (including any counterparty to a Material Agreement) has or will have any rights which may be infringed by the importation, use, making, having made, offering for sale or sale of Product or Product Intermediate.

8.1.6	Employees. No employee of Amarin or any of its Affiliates is wholly or principally engaged in the development and/or future commercialisation of Product or Product Intermediate.

8.1.7
Grants.  Amarin has not done or failed to do any act or thing which could result in all or any part of a government grant or other similar payment or allowance, in each case wholly or partly related to the development and/or future commercialisation of Products, made or due to be made by it becoming repayable or being forfeited by it, nor will the execution, delivery or performance of this Termination and Assignment Agreement by Amarin result in such a repayment or forfeiture.

8.1.8	Operation of Development and License Agreement. Amarin has conducted all activities under the Development and License Agreement in accordance with all applicable laws and regulations.

8.1.9
Intellectual Property.  There is no Amarin Intellectual Property, comprising for the avoidance of doubt Amarin Improvements (which in turn includes Amarin’s interest in the Joint Compound Improvements), Amarin Know-How and Amarin Patents.  To the best of Amarin’s knowledge, neither Neurostat Pharmaceuticals Inc. nor Tim Lynch own or control any patent rights relating to or disclosing Product or Product Intermediate.

8.1.10
Litigation.  There are no claims or actions pending or threatened against Amarin, or any person for whom Amarin is vicariously liable, arising out of the conduct of its activities under the Development and License Agreement and/or the development and/or commercialisation of the Products, and there is no circumstance of which Amarin is aware which is likely to give rise to such a claim or action.

8.2.	Elan. Elan represents and warrants to Amarin as of the Termination Date as follows:

8.2.1
Organisation and Authority.  Elan is a limited liability company duly incorporated and validly existing in Ireland.  Elan has all the requisite legal and corporate power and authority to enter into this Termination and Assignment Agreement and perform its obligations under this Termination and Assignment Agreement.  This Termination and Assignment Agreement is the valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms except as limited by applicable insolvency and other laws of general application affecting the enforcement of creditors’ rights generally.

8.2.2	No Conflicts. There are no agreements between Elan and any third party that conflict with this Termination and Assignment Agreement.

8.2.3
Approvals.  No permit, authorisation, consent or approval of or by, or any notification of or filing with, any person is required in connection with the execution, delivery or performance of this Termination and Assignment Agreement by Elan.

8.3.
Indemnification.  Each of the parties shall indemnify and hold harmless the other party against all and any claims (whether successful or otherwise), loss, liability, damages and expenses, including reasonable legal fees and expenses (together, “Claims”) insofar as they arise out of any breach by the first party of any of its obligations or warranties under this Termination and Assignment Agreement or from the first party’s fraud or wilful misconduct.

8.4.	Conduct of Claims. The party seeking an indemnity shall:

8.4.1	fully and promptly notify the other party of any Claim or proceedings, or threatened Claim or proceedings;

8.4.2
permit the indemnifying party to take full control of such Claim or proceedings, with counsel of the indemnifying party’s choice, provided that the indemnifying party shall reasonably and regularly consult with the indemnified party in relation to the progress and status of such Claim or proceedings;

8.4.3	co-operate in the investigation and defence of such Claim or proceedings; and

8.4.4	take all reasonable steps to mitigate any loss or liability in respect of any such Claim or proceedings.

The indemnifying party may settle a Claim on terms which provide only for monetary relief and do not include any admission of liability.  Save as aforesaid, neither the indemnifying party nor the party to be indemnified shall acknowledge the validity of, compromise or otherwise settle any Claim without the prior written consent of the other, which shall not be unreasonably withheld.

8.5.	Release.

8.5.1	Subject to Clause 8.5.2, with effect from the date hereof, each party and each of its Affiliates (“Releasor”):

8.5.1.1
waives any accrued rights that Releasor may have accrued against the other party, whether known or unknown, foreseen or unforeseen, fixed or contingent, of any nature whatsoever from the beginning of time to the date hereof under the Development and License Agreement; and

8.5.1.2
fully and finally releases and discharges that party from any and all manner of actions, claims, promises, debts, sums of money, demands, obligations, in law or in equity, directly or indirectly, whether known or unknown, foreseen or unforeseen, fixed or contingent, of any nature whatsoever that Releasor may have by reason of any act, omission, matter, provision, cause or thing whatsoever from the beginning of time to the date hereof under the Development and License Agreement.

8.5.2
Neither party or any other Releasor waives, releases or discharges any obligation arising under or specifically set forth in this Termination and Assignment Agreement, including obligations which continue in force pursuant to Clause 2.3.  Further, Elan does not waive any right it has or may have, or release or discharge any liability which Amarin has or may have, pursuant to Clause 15 of the Development and License Agreement (confidentiality), but Elan acknowledges as of the Termination Date that it has no knowledge of any breach of that provision by Amarin.

8.6.
Extension of Indemnification Etc.  Where this Termination and Assignment Agreement provides for the indemnification of a party to this Termination and Assignment Agreement or for the limitation of a party’s liability or for the release of a party from liability, such indemnification and/or limitation and/or release (as the case may be) shall also apply for the benefit of such party’s Affiliates and the employees, officers, directors and agents of any of them, acting in such capacity.

9.	MISCELLANEOUS PROVISIONS

9.1.	Assignment. This Termination and Assignment Agreement may be freely assigned by Elan. Amarin may not assign any of its rights or obligations under this Termination and Assignment Agreement.

9.2.	Parties Bound. This Termination and Assignment Agreement shall be binding upon and run for the benefit of the parties, their successors and permitted assigns.

9.3.
Relationship of the Parties.  In this Termination and Assignment Agreement, nothing shall be deemed to constitute a partnership between the parties, or any of them, or make any party an agent for any other party, for any purpose whatsoever.

9.4.
Entire Agreement.  This Termination and Assignment Agreement constitutes the entire agreement and understanding between the parties with respect to their subject matter, and except as expressly provided, supersede all prior representations, writings, negotiations or understandings with respect to that subject matter.

9.5.	Costs. Each party shall bear its own legal and professional advisers’ costs and expenses incurred in connection with the negotiation and entering into of this Termination and Assignment Agreement.

9.6.
Severability.  If any provision in this Termination and Assignment Agreement is deemed to be, or becomes invalid, illegal, void or unenforceable under applicable laws, such provision will be deemed amended to conform to applicable laws so as to be valid and enforceable, or if it cannot be so amended without materially altering the intention of the parties, it will be deleted, but the validity, legality and enforceability of the remaining provisions of this Termination and Assignment Agreement shall not be impaired or affected in any way.

9.7.
Further Assurance.  Each party shall do and execute, or arrange for the doing and executing of, each necessary act, document and thing reasonably within its power to implement this Termination and Assignment Agreement.

9.8.
Counterparts.  This Termination and Assignment Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute this Termination and Assignment Agreement.

9.9.	Notices.

9.9.1	A notice under or in connection with this Termination and Assignment Agreement (a “Notice”):

9.9.1.1	shall be in writing; and

9.9.1.2	may be delivered personally or sent by first class post (and air mail if overseas) or by fax to the party due to receive the Notice at its address set out below:

9.9.2	The address referred to in Clause 9.9.1.2 is:

(a)        in the case of Elan:

Address: Fax:	Elan Pharma International Limited Monksland Athlone Co. Westmeath Ireland [**********]3

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

Marked for the attention of :  Vice President & Legal Counsel

(b)        in the case of Amarin:

Address: Fax:	Amarin Pharmaceuticals Ireland Limited First Floor Block 3 The Oval Shelbourne Road Ballsbridge Dublin 4 Ireland +353 1 669 9028

Marked for the attention of :  General Counsel

9.9.3	Notice is deemed given:

9.9.3.1	if delivered personally, when the person delivering the notice obtains the signature of a person at the address referred to in Clause 9.9.1.2;

9.9.3.2	if sent by post, except air mail, six Business Days after posting it;

9.9.3.3	if sent by air mail, two Business Days after posting it;

9.9.3.4	if sent by fax, when confirmation of its transmission has been recorded by the sender's fax machine.

9.10.
Confidentiality and Announcements.  The parties shall treat this Termination and Assignment Agreement as confidential. No announcement or public statement concerning the existence, subject matter or any term of this Termination and Assignment Agreement, or its performance, shall be made by or on behalf of any party without the prior written approval of the other.

9.11.
Required Disclosures.  A party (the “Disclosing Party”) will be entitled to make an announcement or public statement concerning the existence, subject matter or any term of this Termination and Assignment Agreement, or to disclose Confidential Information that the Disclosing Party is required to make or disclose pursuant to:

9.11.1	A valid order of a court or Governmental Authority

9.11.2	Any other requirement of law or any securities or stock exchange;

Provided that if the Disclosing Party becomes legally required to make such announcement, public statement or disclosure hereunder, the Disclosing Party shall give the other party prompt notice of such fact to enable the other party to seek a protective order or other appropriate remedy concerning any such disclosure, including confidential treatment and/or appropriate redactions.

The Disclosing Party shall fully co-operate with the other party in connection with that other party’s efforts to obtain any such order or other remedy.  If any such order or other remedy does not fully preclude announcement, public statement or disclosure, the Disclosing Party shall make such announcement, public statement, or disclosure only to the extent that the same is legally required.

Amarin shall be entitled to file this Termination and Assignment Agreement with the US Securities and Exchange Commission as an exhibit to its Form 20-F for the year ended December 31, 2008.  Within 15 days after the Termination Date, Elan shall notify Amarin of any redactions to the Agreement that Elan proposes that Amarin consider prior to Amarin making the aforesaid filing.

9.12.
Other Disclosures.  Each of the parties shall be entitled to provide a redacted copy of this Termination and Assignment Agreement, to be agreed between the parties, to establish the termination of the Development and License Agreement and assignment of rights under this Termination and Assignment Agreement to third parties, as may be required by each party to conduct its commercial business.

9.13.
Waivers.  A failure to exercise or delay in exercising a right or remedy provided by this Termination and Assignment Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies.  No single or partial exercise of a right or remedy provided by this Termination and Assignment Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

9.14.	Variations. No variation of this Termination and Assignment Agreement shall be effective unless it is made in writing and signed by each of the parties.

9.15.
Governing Law and Jurisdiction.  This Termination and Assignment Agreement shall be governed by and construed in accordance with the laws of Ireland, and shall be subject to the non-exclusive jurisdiction of the Irish courts.

***

SCHEDULE 1MATERIAL AGREEMENTS

[*** 1 line omitted ***]4

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

SCHEDULE 2PROJECT MATERIALS

[ *** Approximately 18 lines omitted ***]5

5 CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

EXECUTED by the parties on the date appearing at the top of page 1.

SIGNED

_________________________________
Duly authorised for and on behalf of
ELAN PHARMA INTERNATIONAL LIMITED

SIGNED

_________________________________
Duly authorised for and on behalf of
AMARIN PHARMACEUTICALS IRELAND LIMITED